GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: 604-681-8222 Fax: 604-681-8282

May 29, 2003



03022739

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street NW
Washington, DC USA 20549

SUPPL

Re: SEC File #82-659

Pursuant to Rule 12g3-2 section (b)(1)(iii), please find attached the following:

1. News release dated April 15, 2003;
2. News release dated May 5, 2003;
3. News release dated May 9, 2003;
4. News release dated May 14, 2003;
5. News release dated May 26, 2003;
6. News release dated May 28, 2003;
7. Insider trading report for Les Kjosness to May 28, 2003;
8. Insider trading report for James Broad to May 28, 2003.

GOLDEN ARCH RESOURCES LTD.

Susan Shairp

Susan Shairp
Filings

6/19

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
Email: goldenarchresources@telus.net

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

Mildred Peak First Year Commitment Fulfilled

April 15, 2003 – Golden Arch Resources Ltd. (the "Company") is pleased to announce that it has received confirmation from Wyatt G. Gilbert, President of Altar Resources, that Golden Arch has fulfilled the requirements of the agreement with Altar Resources concerning the Mildred Peak property in Pima County, Arizona, and remains in good standing.

The Company is continuing to do trenching on the property to further enhance information and development.

On behalf of the Board of Directors

"Les Kjosness"
President

For further information, please contact:
Les Kjosness (Chessness) or Jim Simpson at 604-681-8222

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI: TSX Venture
GARCF: O.T.C

NEWS RELEASE

May 5, 2003 – Golden Arch Resources Ltd. (the "Company") is pleased to announce that, subject to regulatory approval, a private placement has been arranged consisting of 750,000 Units at $0.15 Cdn per Unit for total proceeds of $112,500. Each Unit consists of one common share and one half of one share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at an exercise price of $0.20 per share for a period of 2 years from the date of closing. Proceeds will be used for development of the Company's Mildred Peak project in Pima County Arizona, and for corporate overhead.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

May 9, 2003

JOINT VENTURE ON GOLDEN ARCH'S ARIZONA NORTHERN PROJECT CONSISTING OF THE JUPITER AND GOLD BULLION AREAS OF THE MILDRED PEAK PROPERTY

Golden Arch Resources Ltd. is pleased to announce that a joint venture agreement has been reached with United Bolero whereby United Bolero will earn an interest in Golden Arch's northern project of Mildred Peak. Under the terms of the agreement, Bolero can earn a 51% percent interest in the Jupiter Gold and the Gold Bullion Mine Project, for considerations outlined below:

Year One:

- Bolero will pay $20,000.00 US to Altar Resources
- Bolero will pay $25,000.00 CDN to Golden Arch
- Bolero will pay 250,000 common shares to Golden Arch
- Bolero will commit to spend $500,000.00 CDN on the property

Year Two:

- Bolero will pay $20,000.00 US to Altar Resources
- Bolero will pay $35,000.00 CDN to Golden Arch
- Bolero will pay 250,000 common shares to Golden Arch
- Bolero will commit to spend $500,000.00 CDN on the property

Year Three:

- Bolero will pay $20,000.00 US to Altar Resources
- Bolero will pay $50,000.00 CDN to Golden Arch
- Bolero will pay 250,000 common shares to Golden Arch
- Bolero will commit to spend $665,000.00 CDN on the property

Year Four;

- Bolero will pay $20,000.00 US to Altar Resources
- Bolero will pay $75,000.00 CDN to Golden Arch
- Bolero will pay 250,000 common shares to Golden Arch
- Bolero will commit to spend $890,000.00 CDN on the property

Golden Arch Resources will continue to be the Operator throughout the life of the project

A four square mile area surrounding the Malachite – Silver Zone will be exempt from this agreement. Golden Arch will continue the development of this copper/silver skarn zone.

These road-accessible projects are located in Pima County, Arizona, approximately 80-km southwest of Tucson.

A small sliding scale Net Smelter Return is payable to the State of Arizona on any production. The underlying owners retain either a 1 percent Net Smelter Return interest on production from the Projects or a 20 percent NPI. The NPI would take effect after all costs, including all exploration and other pre-production costs and capital and operating cost recoveries, are calculated.

Jupiter Gold Project: The Jupiter Gold Project is underlain by a 7,000 foot by 400 foot rock chip and soil anomaly, which is open to extension. Rock chip samples graded up to approximately 1 opt gold. Hosted by Jurassic age conglomerates, the gold and silver mineralization is contained within quartz veins and veinlets, and disseminated within a zone of silicification. One hand-dug trench was sampled on bedrock with continuous samples averaging 6.6 foot in length. The trench ran 0.036 opt gold over the entire length of 210 feet, including 0.21 opt gold over 6.6 feet, and 0.05 opt gold over 92 feet. Another trench, located approximately 1600 feet to the south of the first trench, ran 0.027 opt gold over the entire length of 230 feet, including 0.03 opt gold over 197 feet, 0.067 opt gold over 26 feet, and 0.124 opt gold over 13 feet.

Towards the northern end of the Jupiter Project there is an area of extensive veining, including the areas of the old Jupiter and Iowana Mine underground workings. Production of several hundreds of tons is reported from intermittent operations from the 1930's and 1940's of material grading about 0.75 opt gold and 12 opt silver. The combination of these mineralized vein workings, and the visual evidence of surface workings on other veins scattered along the Jupiter Gold trend, suggests the possibility of areas of higher-grade mineralization occurring within areas of lower-grade mineralization.

This has the potential of enhancing the overall grade of any large low-grade deposit that may be established on the Jupiter Gold Project. In 1974, 35 crude rotary percussion holes were drilled in the vicinity of the Jupiter Mine, of which 27 had very anomalous gold values. In 1990, 7 reverse circulation holes were drilled between the Gold Bullion Mine and the Jupiter. At least 3 holes were drilled into rocks not known to host gold mineralization and 3 had anomalous gold values..

Gold Bullion Mine: The Gold Bullion Mine Project is a high-grade gold vein project that was sporadically developed underground and mined from approximately 1880 to 1916. There are at least three apparently related veins at the Gold Bullion. The Gold Bullion itself is at least 300 feet long; however, surface observation suggests the vein is significantly longer. The mine workings are to a depth of at least 250 feet with multiple levels. Apparently about 3,000 tons were produced prior to 1916. In a 1913 report on the property the mining engineer reported that his sampling was restricted to above the 165-foot level, below which the mine was flooded.

The samples were taken from the main shaft and three levels. The vein width appears to be between 3-5 feet where sampled, with grades running from 0.25 opt gold and 28.0 opt silver to 1.6 opt gold and 28.0 opt silver. Surface observations suggest widths up to 10 feet. The sampling suggests an average grade of 0.75 opt gold-equivalent for the Gold Bullion vein. The engineer reported similar grades from the other veins that were sampled in other workings that were not connected underground with the Gold Bullion vein.

Except for the historical data set out above, a Qualified Person has verified the technical data disclosed herein. The agreement is subject to Regulatory Approval.

The Pima County Projects Joint Venture represents an opportunity for Golden Arch to finance the initial exploration of four high-priority precious metals projects in an area with good infrastructure. With the projects only a short distance from one another, it will be possible to run a cost-efficient exploration program on a year-round basis.

On behalf of the Board of Directors

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI: TSX Venture
GARCF: O.T.C

NEWS RELEASE

May 21, 2003 – Golden Arch Resources Ltd. (the "Company") is pleased to announce that it has received proceeds of $200,000 Cdn from the exercise of 2,000,000 share purchase warrants. The warrants entitled the holders to acquire common shares at a price of $0.10 per share on or before May 21, 2003. The Company appreciates the vote of confidence from its investors. The funds further strengthen the Company's cash position and will be used for development of the Company's Mildred Peak project in Pima County, Arizona and for corporate overhead.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI: TSX Venture
GARCF: O.T.C

May 26, 2003 – Golden Arch Resources Ltd. (the "Company") is pleased to announce that, further to its News Release of May 5, 2003, it has agreed to increase the size of the previously announced Private Placement from 750,000 Units to 1 million Units at $0.15 Cdn. per Unit. Each Unit consists of one common share and one half of one Share Purchase Warrant, with each full warrant entitling the holder to purchase one additional common share at an exercise price of $0.20 per share for a period of 2 years from the date of closing. Management is pleased at the response to this Private Placement, which is now fully subscribed. A finder's fee is payable to Canaccord Capital Corporation on a portion of the private placement. The private placement and finder's fee is subject to regulatory approval.

Proceeds will be used for corporate overhead and for development of the Company's Mildred Peak Property in Pima County, Arizona. The current phase of trench sampling on the Mildred Peak Property has now been completed, and management is awaiting the assay results of the sampling, and confirmation by a Qualified Person.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI: TSX Venture
GARCF: O.T.C

NEWS RELEASE

May 28, 2003 – Golden Arch Resources Ltd. (the "Company") is pleased to announce preliminary results on its trench sampling program on the Mildred Peak Property in Pima County, Arizona. The Company recently focused its attention on a detailed sampling of hand trenches cut on two silicified mineralized zones (the Michelle Zone and the Rachel Zone) on the Amado Project in the south half of the Mildred Peak Property.

Sixteen trenches were cut on the Michelle Zone, a north-trending silicified zone cut by two rhyolite dykes. Twelve trenches were cut on the southern segment, three on the 32 meter middle segment and one on the northern segment of the Michelle Zone. The trenches on the southern segment and the middle segment of the zone are approximately 10 m apart and the trenches are numbered from south to north. All trenches were sampled continuously in 2 meter intervals on exposed bedrock in hand-dug trenches. The significant values which have been returned in the assays to date are as follows:

Michelle Zone, Amado Project
Mildred Peak, Arizona

Trench #	Width of Mineralized Zone	Gold	
		g/t	oz/t
1-3	Anomalous to highly anomalous in gold and silver		
4	4 m	2.85	0.083
5	4m	11.1	0.324
6	14 m	9.67	0.282
7	16 m	2.88	0.084
8	6 m	4.17	0.122
9	Overburden too deep, unable to sample	N/S	N/S
10	6 m	50.5	1.47
11	6 m	27.4	0.798
12	10 m	23.1	0.673
Dyke	No sampling	N/S	N/S
13-15	Anomalous to highly anomalous in gold and silver		
Dyke	No sampling	N/S	N/S
16	Anomalous to highly anomalous in gold and silver		

Nine trenches were dug on the Rachel Zone, a similar north-trending silicified zone, which also is cut by a least one Tertiary rhyolite dyke. Two of the nine trenches returned significant gold values as follows:

Rachel Zone, Amado Project
Mildred Peak, Arizona

Trench #	Width of Mineralized Zone	Gold	
		g/t	oz/t
17-18	Anomalous to highly anomalous in gold and silver		
Dyke	No samples taken	N/S	N/S
19	Anomalous to highly anomalous in gold and silver		
20	14 m	6.61	0.193
21	Two samples only: 2 m 2 m	 0.34 1.20	 0.01 0.04
22-25	Anomalous to highly anomalous in gold and silver		

The recent sampling program on the project described above took place under the direction and supervision of Mr. R. Somerville, P.Eng., a Qualified Person under the meaning of National Policy Instrument 43-101.

Mr. B. Stannus, an independent Qualified Person has reviewed our sampling procedure and has taken a number of check samples to verify the Golden Arch sampling results. The check sample results should be available within two weeks.

Further to our news release of March 27, 2003, United Bolero Development Corp. has the right to enter into an agreement to earn a 51% interest in the southern portion of the Mildred Peak Property, which includes the Amado Project.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

SEC File # 82-659



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Insider: **Kjosness, Les**

Type: (•) Insider ( ) Issuer

From Date: Jul 17 2002 To Date: May 28 2003

Display: Trading Report Show Rows per page: 25

Insider Database - Trading Report A/D Legend: *****-Amended **I**-Initial **A**-Acquired **D**-Disposed

Date	Name	Security Class	Nature	A/D	Units	Price	Balance
05/21/2003	Golden Arch Resources Ltd.	Warrants - Direct		D	100,000	$0.10	0
05/21/2003	Golden Arch Resources Ltd.	Common Shares - Direct		A	100,000	$0.10	220,000
08/08/2002	Golden Arch Resources Ltd.	Common Shares - Direct	10	D	5,000	$0.08	120,000
08/07/2002	Golden Arch Resources Ltd.	Common Shares - Direct	10	D	20,000	$0.08	125,000
07/24/2002	Golden Arch Resources Ltd.	Common Shares - Direct	10	A	25,000	$0.08	145,000

SEC File # 82-659



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Insider: **Broad, James H.**

Type: (•) Insider ( ) Issuer

From Date: Jan 20 2003 To Date: May 28 2003

Display: Trading Report Show Rows per page: 25

Insider Database - Trading Report A/D Legend: *-Amended **I**-Initial **A**-Acquired **D**-Disposed

Date	Name	Security Class	Nature	A/D	Units	Price	Balance
03/20/2003	Golden Arch Resources Ltd.	Options - Direct		I	250,000	$0.10	250,000
03/20/2003	Golden Arch Resources Ltd.	Warrants - Direct		I	100,000	$0.00	100,000
01/20/2003	Golden Arch Resources Ltd.	Common Shares - Direct		I	100,000	$0.00	100,000